January 6, 2025

Diana Brainard, M.D.
Chief Executive Officer
AlloVir, Inc.
PO Box 44, 1661 Massachusetts Avenue
Lexington, MA 02420

       Re: AlloVir, Inc.
           Registration Statement on Form S-4
           Filed December 9, 2024
           File No. 333-283678
Dear Diana Brainard M.D.:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Cover Page

1. Please disclose the title and amount of securities being offered, as required by Item
       501(b)(2) of Regulation S-K, as referenced in Item 1 of Form S-4. Also, please clearly disclose the estimated Exchange Ratio as of a recent practicable date on the cover page and the assumptions related to such estimate.
Question and Answers about the Merger
Q: Why are the two companies proposing to merge?, page 2

2. We note your disclosure that the merger will result in a combined company with a robust pipeline focused on developing Kalaris' lead product candidate, TH103. Please clarify that the Kalaris pipeline consists of one product candidate for multiple indications only one of which is in Phase 1 clinical trials. Also clearly state whether the combined company expects to pursue any of the AlloVir product candidates after
 January 6, 2025
Page 2

       the merger.
Q: Who will be the executive officers of the combined company immediately following the merger?, page 6

3.     We note it does not appear the combined company will have a Chief
Financial
       Officer. Please revise page 6 and elsewhere as appropriate to disclose you currently do not plan to have a Chief Financial Officer, identify who will serve as the company's Principal Financial Officer and Principal Accounting Officer and revise your Risk Factors as appropriate or otherwise advise.
Prospectus Summary
Kalaris Therapeutics, Inc., page 13

4. Please revise to disclose the sources and data relied on for Kalaris' $14 billion 2023 global branded market estimation for the treatment of prevalent exudative and neovascular retinal diseases.
5. Please revise to identify "the first-in-class U.S. Food and Drug Administration-
       approved anti-VEGF agent launched in ophthalmology."
The Merger
Background of the Merger, page 164

6. Please revise under this heading to disclose how the parties came to the agreement that "each unexercised and outstanding AlloVir option with an exercise price per share equal to or greater than $4.00 (before giving effect to the reverse stock split) shall be cancelled for no consideration." Include, without limitation, who proposed the $4.00 amount, whether different dollar amounts were proposed and who proposed them.
AlloVir Reasons for the Merger, page 179

7. Please disclose whether AlloVir's board considered the possibility that the parties may waive the Nasdaq condition set forth in the merger agreement, resulting in the combined company's stock to not be listed on a national exchange. Opinion of Leerink Partners LLC (AlloVir's Financial Advisor)
Summary of Financial Analyses, page 187

8. We note on page 189 you state Leerink Partners used "levered and unlevered betas for certain companies deemed by Leerink Partners to be comparable to Kalaris." Please revise to identify the comparable companies, Leerink Partners methodology for selecting comparable companies, whether Leerink Partners omitted any companies that met the selection criteria, and if so, disclose the identities of the omitted companies and the reasons for the omissions.
Certain Unaudited Prospective Financial Information, page 190

9. We note your disclosure on page 190 and elsewhere that your management team prepared Kalaris financial forecasts through 2070. Please revise to disclose why the management team decided to generate financial forecasts through 2070 as opposed to a shorter timeframe and how management concluded generating financial forecasts
 January 6, 2025
Page 3

       through 2070 was reasonable.
AlloVir Liquidation Analysis, page 194

10. We note your disclosure on page 194 that "stockholders are cautioned not to place undue reliance, if any, on the AlloVir forecasts." Please revise to remove "if any" as it appears investors may rely on these projections, among other reasons, as part of the basis relied upon by Leerink Partners to deliver its fairness opinion to your board of directors.
Kalaris' Business
Overview, page 312

11. We note your disclosure that "[a]lthough newer anti-VEGF drugs and a higher-dose version of an existing drug have been approved for treatment, registrational studies for these drugs were not designed to demonstrate a reduction in treatment burden compared to existing therapies, and there remains a significant unmet need for a longer acting anti-VEGF agent." In an appropriate location, please indicate whether
       Kalaris anticipates that its registrational study will be designed to demonstrate a reduction in treatment burden compared to existing therapies and indicate the anticipated interval of treatment that Kalaris will study. In this regard, we note your disclosure in the table on page 320 that the FDA-approved dosing frequency for the reference biologic therapeutics currently used to treat nAMD is up to every 8 to 16 weeks.
12. Please revise where Kalaris discusses Dr. Ferrara's development of TH103 to disclose the services Dr. Ferrara currently provides to Kalaris as a consultant including the approximate amount of time Dr. Ferrara commits a week to developing
TH103.
Kalaris' Product Candidate, page 313

13. We note Kalaris' disclosure on page 316 that it is "evaluating the potential development of TH103 to treat additional VEGF-mediated neovascular and/or exudative diseases of the retina including DME, DR, RVO and retinopathy of prematurity." To the extent Kalaris is not currently developing TH103 for the indications listed in its pipeline table, please revise to remove those rows from the pipeline table. To the extent Kalaris is developing TH103 in such indications, please revise where appropriate to disclose the work that has been done to date to submit
       INDs for each indication and what remaining work Kalaris must complete to submit
       INDs. Revise the progress arrows so they do not enter the "Phase 1" column for the
       "DME/DR" and "RVO & other Retinal Diseases" indications. Revise to remove
       "& other Retinal Diseases" and only disclose specific indications Kalaris is currently developing in the pipeline table.
Clinical, page 315

14. Revise under this heading and elsewhere where you discuss your Phase 1 trial design to disclose the dosage levels for each cohort and disclose the number of patients you have enrolled and intend to enroll.
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Page 4
15. Please revise where Kalaris states it intends to initiate a Phase 2 clinical trial for
       nAMD in the first half of 2026 to disclose the Phase 1 results may not support continuing development of TH103.
Manufacturing, page 328

16. We note your disclosure that Kalaris relies on third-party contract manufacturers for the manufacture of its product candidate for its ongoing and planned clinical trials, and, if Kalaris receives marketing approval, Kalaris intends to rely on such third parties for commercial manufacture. Please expand your disclosure to include the names of Kalaris' principal suppliers.
Intellectual Property, page 330

17. Please revise to disclose the type of patent protection covered for Kalaris' third patent family and to disclose if the third patent family is owned or in-licensed. Also revise to disclose all material foreign countries where Kalaris has issued and pending patents for each patent family.
License Agreement with The Regents of the University of California, page 332

18. Please revise to disclose the total aggregate milestone payments made to date, if any, pursuant to the UCSD license agreement.
AlloVir Management's discussion and analysis of financial condition and results of operation
Results of Operations
Comparison of the three months ended September 30, 2024 and 2023
Research and Development Expenses, page 363

19. Please expand your disclosure to quantify and more fully discuss the items reported within the $(0.2) million research and development costs. If the only item reported in
       this amount is the final settlement with AlloVir   s CRO, please
clarify. Please tell us
       and disclose the terms of the settlement with AlloVir's CRO, if material, or direct us to existing disclosures. Explain to us why it was considered appropriate to report the settlement within research and development expense.
Comparison of the nine months ended September 30, 2024 and 2023, page 364

20. Please tell us why it is appropriate to report the $5.6 million gain on lease termination and remeasurement during the nine months ended September 30, 2024 as an offset of your research and development expenses. Revise your critical accounting estimates disclosure in MD&A on page 370 and in Note 2, Summary of Significant Accounting
       Policies, to disclose your accounting policy for negative (offsetting) amounts reported within research and development costs. Reference the authoritative literature you relied upon to support your accounting and presentation.
Unaudited Pro Forma Condensed Combined Financial Data, page 409

21.    Please provide us an analysis concerning whether AlloVir will become a shell
       company as defined in Rule 12b-2 of the Exchange Act prior to the closing of the
       Merger. We note disclosure that AlloVir has stopped clinical development of
       ALVR106 and ALVR107 pending the outcome of AlloVir   s review of
strategic
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Page 5

       alternatives; please explain the plans for these and any other remaining development programs. Revise your disclosures as necessary to support the reverse recapitalization accounting planned for the Merger.
22. Please explain to us why the unaudited pro forma combined financial information does not give effect to the proposed reverse stock split that is expected to be approved during the special meeting of AlloVir stockholders planned for January 9, 2025. Refer to Rule 11-02(a)(10) of Regulation S-X. We note that effecting the reverse stock split is a condition for the consummation of the merger.
Notes to Unaudited Pro Forma Combined Financial Statements
4. Proforma Adjustments, Adjustment F, page 419

23. Please revise to include a pro forma earnings per share calculation. It appears that the calculation should include additional scenarios to present the effect of AlloVir's planned reverse stock split.
Kalaris Therapeutics, Inc.
Condensed Financial Statements for the 9 months ended on September 30, 2024 (unaudited)
Notes to the Unaudited Condensed Financial Statements
5. Significant Agreements
Royalty Agreement with Samsara     Related Party, page F-93

24. Your disclosure on page F-89 indicates that you evaluated the criteria in ASC 730-
       20 to account for your royalty agreement with Samsara. In Note 5 you disclose that you recorded the fair value of the long-term liability related to the obligation to make royalty payments to Samsara, $32.1 million, and recorded $32.0 million as a research and development expense. Please summarize for us the significant terms of your royalty agreement, highlighting the items that you analyzed in order to determine the accounting for the elements of agreement. In your response, please cite the specific paragraphs within ASC 730-20 you utilized that support your accounting treatment. Address ASC 730-20-05-6 and 05-9 and/or any other paragraph as necessary in your response.
Exhibits

25. Please revise to add the Oxtoby Offer Letter and Nau Offer Letter as exhibits or otherwise advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ibolya Ignat at 202-551-3636 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please
 January 6, 2025
Page 6

contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   Tevia K. Pollard, Esq.